MAXIM SERIES FUND, INC.
8515 East Orchard Road
Greenwood Village, Colorado 80111

March 31, 2010

VIA EDGAR

Mr. Jason Fox
Office of Insurance Products
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Maxim Series Fund, Inc. (“Registrant”)
File Nos. 2-75503; 811-03364
Form AW -- Request for Withdrawal of Post-Effective Amendment No. 104

Dear Mr. Fox:

On behalf of Registrant and pursuant to Rule 477(a) under the Securities Act of 1933 (“1933 Act”), we respectfully request the withdrawal of post-effective amendment no. 104 to Registrant’s registration statement on Form N-1A (“Amendment”), which was filed March 30, 2010 (accession no. 0000356476-10-000058) for the purpose of delaying the effectiveness of post-effective amendment no. 102, filed January 14, 2010, with an effective date designated 80 days later pursuant to 485(a)(1) under the 1933 Act.

Due to clerical errors, the Amendment was prematurely filed pursuant to Rule 485(b)(iii) under the 1933 Act and inadvertently filed under Edgar form type 485 POS.   Registrant requests withdrawal of the Amendment so that it may timely file a new post-effective amendment delaying the effective date of post-effective amendment no. 102 on Edgar form type 485 BXT.

Thank you for your assistance with this matter.  Please address any questions to the undersigned at (303) 737-4675, Ann B. Furman of Jorden Burt LLP at (202) 965-8130, or Chip Lunde of Jorden Burt LLP at (202) 965-8139.

Sincerely yours,

/s/Ryan L. Logsdon

Ryan L. Logsdon
Assistant Vice President and Counsel
Great-West Life & Annuity Insurance Company

cc:           Ann B. Furman, Esq.
Chip Lunde, Esq.